

Christopher Harvey Braun

Sales Director en Wrap LLC

Santiago Province, Chile

Connect · · ·

 Wrap LLC

 Universidad de los Andes (CL)

 See contact info

 255 connections

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Experience



Sales Director
Wrap LLC
Oct 2017 – Present · 1 yr 3 mos
San Diego y alrededores, Estados Unidos

Export Manager USA & Europe
Empresas Ariztía
Feb 2016 – Oct 2017 · 1 yr 9 mos

Viña Santa Rita
2 yrs 1 mo

 **Export Manager Europa Continental**
Aug 2014 – Mar 2016 · 1 yr 8 mos
Apoquindo 3669 piso 7, Las Condes

 **Analista de Finanzas y Control de Gestión**
Mar 2014 – Jul 2014 · 5 mos
apoquindo 3669

Analista de Planificación y Desarrollo.
Banco BICE
Dec 2012 – Mar 2014 · 1 yr 4 mos
Teatinos 220 piso 4

Análisis de la gestión del Banco para crear nuevas oportunidades, desarrollar nuevas estrategias y crear proyectos internos innovadores.

Ingeniero Industrial
Walmart
Dec 2011 – Jul 2012 · 8 mos
Centro de Distribución Lo Aguirre

Evaluar y implementar proyectos para centros de distribución de la empresa y así bajar costos productivos.

Education

Universidad de los Andes (CL)

Ingeniero Civil, Industrial

2005 – 2011

Activities and Societies: Socio: Prince of Wales Country Club y Club Old Boys.

Skills & Endorsements

Microsoft Office · 2

Iñaki Aboitiz and 1 connection have given endorsements for this skill

Operations Management

Financials

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